U.S. Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant: Lions Gate Entertainment Corp.

2. Name of the person relying on the exemption: Neuberger Berman Group LLC

3. Address of the person relying on exemption: 1290 Avenue of the Americas, New York, NY 10104

4. Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

Neuberger Berman Group LLC
1290 Avenue of the Americas New York, NY 10104 Tel. 212.476.9000

For Immediate Release

LEADING PROXY ADVISORY FIRMS ISS AND GLASS LEWIS
RECOMMEND “FOR” SHAREHOLDER PROPOSAL #6
TO LIONS GATE ENTERTAINMENT
Proposal Seeks Equal Voting Governance Structure

New York, NY – November 20, 2023 - Neuberger Berman a private, independent, employee-owned investment manager, today announced that leading proxy advisory firms Institutional Shareholder Services (“ISS”) and Glass Lewis have both recommended that shareholders of Lions Gate Entertainment Corp. (“Lions Gate” or the “Company”) vote at the Company’s Annual Meeting of Shareholders “FOR” Proposal #6 – Shareholder Proposal Seeking Elimination of Dual-Class Share Structure.

 ISS noted in its report that:

“Approval of this non-binding proposal would encourage the board to take the necessary steps to adopt a simplified capital structure whereby all shares have an equal, one vote per share. Providing shareholders with voting rights that are proportionate to their economic interests promotes accountability to shareholders and is a standard practice of good corporate governance. As such, support for this proposal is warranted.”

In its report, Glass Lewis shared:

“Glass Lewis believes dual class voting structures are typically not in the best interests of common shareholders. The dual class structure here is no exception. In this case, the voting power of one class is significantly different from that of the common shareholders, giving a small group of shareholders a significant amount of control over the affairs of the Company. We believe all shareholders should have a say in decisions that will affect them.”

At the Annual Meeting of Shareholders of Lions Gate Entertainment Corp.  to be held on November 28, 2023, please vote FOR: Proposal #6 – Shareholder Proposal Seeking Elimination of Dual-Class Share Structure.

The Resolution:

RESOLVED, that shareholders of Lions Gate Entertainment Corp. (“Lions Gate” or the “Company”) hereby request that the Board of Directors take all reasonable and necessary steps (excluding those steps that must be taken by shareholders) to adopt a plan of arrangement or other recapitalization plan that would eliminate the dual-class share structure of the Company and any subsidiary or company that it intends to separate into a new public company, and to ensure that each outstanding share of common stock has one vote.

We urge you to vote “FOR” Proposal #6.
Benjamin Nahum, Managing Director and Senior Portfolio Manager of Neuberger Berman, stated, “We welcome this recommendation from ISS and Glass Lewis. ‘One share, one vote’ is a foundational principle of corporate governance, and we have long believed that eliminating the dual-class share structure at Lions Gate would benefit shareholders by allowing the owners of the business to have a proportional say in the composition of the Board and other critical matters. This recommendation from the leading proxy advisory firms underscores the importance of equal voting rights for all shareholders.”

Mr. Nahum continued: “We have called upon the Lions Gate Board of Directors to take action to remediate this governance deficiency but have been met with unexplained reticence. It is now time for shareholders to send a clear message to the Board: with the Company’s proposed separation of its Starz and Studio businesses on the horizon, the Board should act now to fix this suboptimal structure. We strongly believe that aligning the voting rights of shareholders with their economic interests at both Starz and Studio will improve alignment and accountability and enhance the prospects for long-term value creation. We encourage our fellow shareholders to vote FOR Proposal 6 at the Annual Meeting to support the removal of the dual-class share structure

Thank you for your support.

Sincerely,

Benjamin Nahum
Managing Director and Senior Portfolio Manager
Neuberger Berman

IMPORTANT NOTICE: Neuberger Berman is NOT asking for shareholder proxies. It will not accept prox